UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Kerzner International Limited

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

P6065Y107

(CUSIP Number)

David Jackson

Istithmar PJSC

Emirates Towers, Level 4

Sheikh Zayed Road - PO Box 17000

Dubai, United Arab Emirates

+971-4-390-2100

with a copy to:

Daniel S. Sternberg, Esq.

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, New York 10006

212-225-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

This Amendment No. 3 amends and supplements the statement on Schedule 13D filed on July 26, 2004 by Istithmar PJSC (“Istithmar”), as amended on August 10, 2004 and March 20, 2006, with respect to the ordinary shares, $0.001 par value per share (the “Ordinary Shares”) of Kerzner International Limited, a company incorporated under the laws of the Commonwealth of The Bahamas (the “Issuer”) (such statement on Schedule 13D, the “Statement”). All capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is amended to add the following paragraphs:

On April 30, 2006, Parent, Merger Sub and the Issuer entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”), which, among other things, terminates the Issuer’s active solicitation of alternative transactions and increases the merger consideration to be received in the Merger by each holder of Ordinary Shares (other than Ordinary Shares to be canceled pursuant to the terms of the Amended and Restated Merger Agreement and Ordinary Shares held by holders who properly elect to exercise dissenters’ rights under Bahamian law) from $76.00 in cash, without interest, to $81.00 in cash, without interest. A copy of the Amended and Restated Merger Agreement is included as Exhibit 12 to this Statement and is incorporated by reference herein.

Pursuant to the terms of the Amended and Restated Merger Agreement, neither Parent nor any of its affiliates is permitted to seek or obtain, or engage in any substantive discussions in respect of, any equity commitments or equity financing in respect of the Merger from any person who, as of April 30, 2006, was required to file a Schedule 13G or Schedule 13D under the Securities Exchange Act of 1934, as amended, as a result of such person’s beneficial ownership of Ordinary Shares.

On May 1, 2006, the Issuer issued a press release (the “May 1 Press Release”) announcing the execution of the Amended and Restated Merger Agreement, a copy of which press release is included as Exhibit 13 to this Statement and is incorporated by reference herein.

As described under Item 6 below, Istithmar has agreed, subject to the satisfaction or waiver of the conditions set forth in the Amended and Restated Merger Agreement, to transfer, contribute and deliver to Parent 4,500,000 Ordinary Shares, which shares will be cancelled and retired in the Merger and will not be entitled to receive the Merger Consideration, and $85,500,000 in cash, in exchange for an equity interest in Parent. Each of World Leisure Group Limited, Whitehall, Colony, Providence and Related also has committed to contribute Ordinary Shares or cash to Parent in exchange for an equity interest in Parent. In addition, concurrently with the execution of the Amended and Restated Merger Agreement, at the specific request of Parent, and as an inducement to Parent’s willingness to enter into the Amended and Restated Merger Agreement, Istithmar entered into the Voting Agreement described under Item 6 below.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Amended and Restated Merger Agreement, the Revised Commitment Letters, the Voting Agreement and the May 1 Press Release.

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Other than as described above, Istithmar does not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Subject to the terms of the Governance Agreement and the Voting Agreement, Istithmar may in the future acquire additional Ordinary Shares or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Ordinary Shares beneficially owned by it in one or more transactions. Additionally, Istithmar reserves the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by Istithmar and subject to the terms of the Governance Agreement and the Voting Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

Item 6 of the Statement is amended to add the following paragraphs:

Concurrently with the execution of the Amended and Restated Merger Agreement, Istithmar delivered two letters (the “Revised Commitment Letters”) to Parent pursuant to which Istithmar has agreed, subject to the satisfaction or waiver of the conditions set forth in the Amended and Restated Merger Agreement, to contribute or cause to be contributed to Parent, immediately prior to the Merger, 4,500,000 Ordinary Shares and cash in the aggregate amount of $85,500,000, in exchange for an equity interest in Parent. Istithmar intends to finance the cash portion of its contribution through internally available funds. Copies of the Revised Commitment Letters are included as Exhibits 14 and 15 to this Statement and incorporated by reference herein. The Revised Commitment Letters supercede in all respects the Commitment Letters described in the amendment to this Statement filed on March 20, 2006.

In addition, concurrently with the execution of the Amended and Restated Merger Agreement, at the specific request of Parent, and as an inducement to the Issuer ’s willingness to enter into the Amended and Restated Merger Agreement, the Issuer, Parent, World Leisure Group, Solomon Kerzner, Howard B. Kerzner and Istithmar have entered into a Voting Agreement, dated as of April 30, 2006 (the “Voting Agreement”), relating to the 3,795,794 Ordinary Shares held for the account of WLG and the 4,500,000 Ordinary Shares held for the account of Istithmar and any Ordinary Shares acquired by WLG, Solomon Kerzner, Howard B. Kerzner or Istithmar (each a “Holder”) subsequent to the date of the Voting Agreement (collectively, the “Subject Shares”). A copy of the Voting Agreement is included as Exhibit 16 to this Statement and is incorporated by reference herein. The information set forth in response to this Item 6 is qualified in its entirety by reference to the Amended and Restated Merger Agreement and the Voting Agreement.

Pursuant to the Voting Agreement, and during the Voting Period (defined below), each Holder has agreed to vote or execute consents with respect to all Subject Shares beneficially owned as of the applicable record date in favor of the approval of the Amended and Restated Merger Agreement, the Merger and any other transaction contemplated by the Amended and Restated Merger Agreement at any shareholder meeting (or any adjournment or postponement thereof) held for the purpose of obtaining approval of the Amended and Restated Merger

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Agreement or in any other circumstances upon which a vote, consent or other approval (including a written consent) with respect to the Amended and Restated Merger Agreement, the Merger or any other transaction contemplated by the Amended and Restated Merger Agreement is sought.

In addition, each Holder also has agreed, during the Voting Period, to vote or execute consents with respect to all Subject Shares beneficially owned as of the applicable record date against each of the following matters at any meeting (or any adjournment or postponement thereof) of the Issuer’s shareholders, or in any other circumstances upon which a vote, consent or other approval (including a written consent) with respect to any of the following matters is sought: (i) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Amended and Restated Merger Agreement or of the Holder contained in the Voting Agreement; (ii) any action, proposal, transaction or agreement involving the Issuer or any of its subsidiaries that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Amended and Restated Merger Agreement; (iii) any Company Acquisition Proposal (as defined below) (whether made prior to, as of or subsequent to the termination of the Amended and Restated Merger Agreement); and (iv) any material change in the present capitalization of the Issuer or any amendment to the Issuer’s articles of association or memorandum of association.

In addition, the Holders have appointed Parent and any designee of Parent, as their proxy and attorney-in-fact to vote or act by written consent during the Voting Period with respect the Subject Shares in accordance with the Voting Agreement.

“Voting Period” means the period from and including the date of the Voting Agreement through and including the earliest to occur of (i) the obtaining of shareholder approval of the Amended and Restated Merger Agreement, (ii) the termination of the Amended and Restated Merger Agreement in accordance with its terms other than due to the Issuer’s willful and material breach of the non-solicitation covenant contained therein or under certain circumstances in which a Company Acquisition Proposal has been made, and (iii) if the Amended and Restated Merger Agreement is terminated for the exceptions described in clause (ii), the date that is six months after the date of such termination; provided, that, if the Amended and Restated Merger Agreement is terminated pursuant to any of the provisions thereof described in clause (iii) and an agreement with respect to a Company Acquisition Proposal is entered into during the Voting Period and has not been consummated by the time the Voting Period would otherwise expire, the Voting Period will be extended until the earlier of the consummation of the transaction contemplated by that agreement (as it may be amended, modified or supplemented from time to time) or the termination of that agreement.

“Company Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons other than Parent, Merger Sub or their respective affiliates relating to any direct or indirect acquisition or purchase of a business or businesses that constitutes 30% or more of the net revenues, net income or assets of the Issuer and its subsidiaries, taken as a whole, or 30% or more of any class or series of equity securities of the Issuer or its subsidiaries, any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 30% or more of any class or series of equity securities of the Issuer or its

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subsidiaries, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Issuer (or any subsidiary or subsidiaries of the Issuer whose business or businesses constitute(s) 30% or more of the net revenues, net income or assets of the Issuer and its subsidiaries, taken as a whole).

In addition, pursuant to the Voting Agreement, the Holders have agreed, during the Voting Period, not to sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any contract, option or other arrangement (including, without limitation, any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Merger, except that the Holders may Transfer any Subject Shares to any of their respective affiliates, provided that the effectiveness of any such Transfers shall be conditioned on the transferee agreeing in writing to be bound by the provisions of the Voting Agreement in a form reasonably satisfactory to the Issuer and Parent. Furthermore, the Holders have agreed not to enter into any other voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares.

Except for the Stock Purchase Agreements, the Governance Agreement, the Registration Rights Agreement, the 2001 Agreement, the Letter Agreement, the Limited Waiver, the Revised Commitment Letters and the Voting Agreement, neither Istithmar, nor, to the best of Istithmar’s knowledge, any of the persons listed in Schedule A to the Statement has any contract, arrangement, understanding or relationship with any other person regarding any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following:
Exhibit 12	Amended and Restated Agreement and Plan of Merger, dated as of April 30, 2006, by and among the Issuer, K-Two Holdco Limited and K-Two Subco Limited
Exhibit 13	Press Release dated May 1, 2006
Exhibit 14	Revised Equity Financing Commitment Letter, dated April 30, 2006, from Istithmar to K-Two Holdco Limited
Exhibit 15	Revised Equity Rollover Commitment Letter, dated April 30, 2006, from Istithmar to K-Two Holdco Limited
Exhibit 16	Voting Agreement, dated as of April 30, 2006, by and among the Issuer, Parent, World Leisure Group, Solomon Kerzner, Howard B. Kerzner and Istithmar

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 2, 2006

ISTITHMAR PJSC
By: /s/ David Jackson

Name:	David Jackson
Title:	Chief Investment Officer

Exhibit Index

Exhibit	Description

12

Amended and Restated Agreement and Plan of Merger, dated as of April 30, 2006, by and among Kerzner International Limited, K-Two Holdco Limited and K-Two Subco Limited (incorporated by reference to Exhibit 2.1 to Form 6-K of Kerzner International Limited furnished to the SEC on May 1, 2006, File No. 001-04226).

13	Press Release dated May 1, 2006 (incorporated by reference to Exhibit 99.1 to Form 6-K of Kerzner International Limited furnished to the SEC on May 1, 2006, File No. 001-04226).

14	Revised Equity Financing Commitment Letter, dated April 30, 2006, from Istithmar PJSC to K-Two Holdco Limited.

15	Revised Equity Rollover Commitment Letter, dated April 30, 2006, from Istithmar PJSC to K-Two Holdco Limited.

16

Voting Agreement, dated as of April 30, 2006, by and among Kerzner International Limited, K-Two Holdco Limited, World Leisure Group Limited, Solomon Kerzner, Howard B. Kerzner and Istithmar PSJC (incorporated by reference to Exhibit 10.1 to Form 6-K of Kerzner International Limited furnished to the SEC on May 1, 2006, File No. 001-04226)./p>